Paul Hastings LLP

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Telephone: (714) 668-6200

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1(714) 668-6210

johndellagrotta@paulhastings.com

February 19, 2014

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company

Registration Statement on Form N-2 (File Nos. 333-193497 and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Company”), is Pre-Effective Amendment No.1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 2014 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1, and all future amendments is referred to herein as the “Registration Statement.”

Amendment No. 1 is being filed in response to comments given by letter dated February 14, 2014 from Edward P. Bartz, Esq., of the staff of the Commission (the “Staff”) with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the Staff Comments. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined shall have the meaning set forth in the Initial Registration Statement.

Cover Page

1.	The third paragraph on page 2 of the cover page states that the Company’s debt securities are unsecured obligations that rank on parity with the Company’s obligations to any unsecured creditors and any unsecured senior securities representing the Company’s indebtedness, and junior to the Company’s obligations to any secured creditors. However the form of prospectus supplement submitted with the registration statement indicates that the debt being registered in this shelf registration statement will be called “Senior Notes.” Since the debt to be issued pursuant to this registration statement will not be “senior” to any of the Company’s debt, and will be junior to the Company’s secured debt, please confirm to us that the prospectus supplement to be used in connection with the offering of this debt will not refer to the debt as “senior.”

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

February 18, 2014

Response: The senior notes that the Company intends to issue pursuant to the Registration Statement will be on parity with its currently outstanding senior notes. This must be the case pursuant to the Investment Company Act of 1940, as amended. The Company will amend the third paragraph on page 2 of the cover page to make that point clear. Accordingly, the last sentence in that paragraph will be amended as follows: “The Company’s debt securities are unsecured obligations and, upon our liquidation, dissolution or winding up, rank (i) senior to all of our outstanding common stock and any preferred stock; (ii) on a parity with our obligations to any unsecured creditors and any unsecured securities representing our indebtedness, including our outstanding senior notes and any notes that we may issue under this registration statement; and (iii) junior to our obligations to any secured creditors. We confirm that the prospectus supplement to be used in connection with offering of this debt will not refer to the debt as “senior.”

Prospectus Summary-The Offering (Page 3)

2.	The first paragraph of this section states that the Company may offer its securities, or the debt securities of selling note holders, at prices and on terms to be set forth in one or more prospectus supplements to this prospectus. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of the Company’s securities or the debt securities of selling note holders.

Response: Comment accepted. In response to the Staff’s comment, the Company confirms to the Staff that concurrent with the filing of each final prospectus supplement related to a new offering of shares of common or preferred shares or debt securities registered pursuant to the Registration Statement (as distinguished from related preliminary prospectus supplements), the Company will file a legality opinion with a post-effective amendment regarding each such future offering of common, preferred shares or debt securities.

Prospectus Summary-The Offering (Page 3)

3.	The second paragraph of this section states that, if an offering of securities involves any underwriters, dealers or agents, they will be identified in an applicable prospectus supplement. Please also disclose in this section that, if an offering involves the selling note holders, the selling note holders will be identified in an applicable prospectus supplement. Please note that the applicable prospectus supplement is to be filed in a post-effective amendment to the registration statement.

Response: Consistent with the advice provide to the undersigned from the Staff on February 14, 2014 relating to this filing, if the Company knows the identities of the selling note holders prior to filing Amendment No. 1, the Registrant should include the identities of, and information relating to, such selling note holders, set forth in Item 507 of Regulation S-K with the filing of Amendment No. 1. The Staff would not object if the Company put such information into the form of Prospectus Supplement that was previously filed with the Initial Registration Statement. With respect to other selling note holders which are not known at the time of effectiveness of the Initial Registration Statement, those selling note holders and the required information referenced in Rule 507 of Regulation S-K must be filed by post-effective amendment which would be subject to a review by the Staff which would result in such post-effective amendment being declared effective within five business days.

Prospectus Summary-Use of Financial Leverage (Page 4)

4.	The second paragraph of this section discloses that costs associated with the issuance of preferred stock are borne by common stockholders. Please confirm to us that these expenses will be estimated in the fee table.

Response: Comment accepted. Yes, such expenses are and will be estimated in the fee table.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

February 18, 2014

Prospectus Summary-Derivatives and Other Strategies (Page 4)

5.	The third paragraph in this section states that the Company may use short sales. Please confirm to us that the fee table will include an estimate of dividends paid on the Company’s short sales.

Response: Comment accepted. The Company confirms to the Staff that the fee table will include an estimate of dividends paid on the Company’s short sales, if applicable.

Prospectus Summary-Distributions (Page 5)

6.	Please state in this section that, as disclosed in the “Stockholder Tax Features” section on page 6 of the prospectus, the Company expects that a portion of it distributions may constitute a return of capital (“ROC”) distribution, which represents a return of a stockholder’s original investment in the Company. Please also include a cross-reference to the “Stockholder Tax Features” section.

Response: Comment accepted. The Company will add the following new last sentence to the end of first paragraph on page 5 of the Base Prospectus: “The Fund expects that a portion of its distributions may constitute a return of capital (“ROC”) distribution, which represents a return of a stockholder’s original investment in the Fund. See “Tax Matters–Federal Income Taxation of Holders of Our Common Stock”

Fees and Expenses (Page 10)

7.	Footnote (6) to the fee table states that the adviser has agreed to waive “for a period of one year ending on December 11, 2014” a portion of its management fee. Please revise this disclosure to indicate that the fee waiver agreement will be in place for at least one full year from the effective date of the registration statement or, alternatively, remove all references to this fee waiver agreement. If a fee waiver agreement will be in place for at least one year from the effective date of the registration statement, please file a copy of the agreement as an exhibit to the registration statement.

Response: Comment accepted. The Company has revised the disclosure in the Fees and Expense Table to delete the parenthetical Management Fees (“net of fee waiver”) in the first line of the second portion of the Table under the caption “Percentage of Net Assets Attributable to Common Stock” and correspondingly adjusted d the numerical entry in the Table. The Company also replaced the text in Footnote 6 of the table to make clear that the fee waiver agreement shall be in place for a period less than one full year from the effective date of the registration statement. As revised, we propose that Footnote 6 would read as follows:

“Pursuant to the terms of the investment management agreement between the Company and its Adviser, the management fee is calculated at an annual rate of 1.375% of our average total assets (excluding net deferred income tax assets, if any). Our Advisor has agreed, for a period of one year ending on December 11, 2014, to waive 0.125% of its management fee on total assets in excess of $4.5 billion (thereby reducing the management fee to 1.25% on total assets in excess of $4.5 billion). Management fees in the table above do not reflect this fee waiver (management fee would be 2.41% if the fee waiver was included). Management fees in the table above are calculated as a percentage of net assets attributable to common stock, which results in a higher percentage than the percentage attributable to average total assets. See “Management-Investment Management Agreement.”

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

February 18, 2014

SUPPLEMENTAL COMMENTS REGARDING WEBSITE DISCLOSURES

Return of Capital Distributions

8.	Website disclosures should clearly indicate that distributions include a ROC, and should provide an estimate of the amount of the distribution that is a ROC. While the staff understands that the final determination of the characterization of distributions is not made until after the Company’s year-end, a good faith estimate of the amount of ROC should be provided in all disclosures regarding distributions. For example, the “Fact Sheet” on the Company’s website should disclose the estimated portion of the “Quarterly Distributions ($/share)” that is a ROC. Similarly, the “Quarterly Distributions per Share” chart should disclose the ROC portion of each distribution. Although there is ROC disclosure for the 2012 distributions, a good faith estimate should be provided regarding the 2013 characterization of distributions. See http://kayneCompanys.com/kyn/fact-sheet.

In addition, press releases concerning distributions should also disclose a good faith estimate of the character of distributions. Statements indicating that a portion of distributions may be a ROC are not sufficient. See http://media.corporateir.net/media_files/IROL/18/183599/2013/130919_kyn_press_release.pdf.

Response: Comment accepted. Sample copies of the revised fact sheet (together with an original fact sheet) and a sample press release disclosure regarding distributions are attached. The Company undertakes to continue to make similar disclosures in its future filings relating to distributions.

GENERAL COMMENTS

9.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Comment accepted. The Company respectively acknowledges the Staff’s comment.

10.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: Comment accepted. The Company intends to omit the information allowed by Rule 430A under the Securities Act from the form of the prospectus included in the Registration Statement. At this time, the Company has not determined the details of the initials distribution from the shelf.

11.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: Comment accepted. The Company has no current intention of submitting an exemptive application or no-action request in connection with this registration statement.

12.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: Comment accepted. The Company has responded to each comment made in this letter. Accordingly, no supplemental letter to the Staff will be required.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

February 18, 2014

13.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Comment accepted. The Company also acknowledges that it and its management are responsible for the adequacy and accuracy of the disclosure in this filing.

The Company respectfully requests that the Staff complete its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No.1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)

Kayne Anderson Fund Advisors Overview as of 12/31/13 Symbol KYN Exchange NYSE CUSIP 486606106 Inception Date 9/28/2004 NAV updates1 Thursdays & month end Total Assets $6.4 billion Leverage $1.7 billion Quarterly Distribution2 ($/share) $0.61 % of Portfolio Assets with Call Options 0.1% Objective KYN is a closed-end fund that invests principally in equity securities of energy-related master limited partnerships (MLPs). KYN’s objective is to obtain high after tax total returns for its shareholders. MLPs are publicly traded limited partnerships. Energy-related MLPs own domestic infrastructure assets that are used in the gathering, processing, transportation, storage, refining and distribution of energy-related commodities. Investment Merits MLP Sector Opportunity. MLPs provide steady distributions with attractive growth profiles. MLPs are expanding their asset bases to meet growing needs for energy infrastructure in the U.S. Attractive Fund Structure – KYN issues a Form 1099 (as opposed to K-1s issued by MLPs). – Suitable for IRAs, foundations and tax-exempt accounts, because unlike direct holdings in MLPs, KYN does not generate unrelated business taxable income (UBTI). Access to Private Investments. KYN provides access to private investment opportunities not available to retail investors. 1 Weekly NAVs are calculated as of close of business on Thursdays and posted to our website on Fridays after the market closes. Month-end NAVs are issued via press release and posted to the website within a few days of the end of the month. 2 Payable on 1/10/14 (ex-date 1/2/14) for the quarter ended 11/30/13. (See “Information on Tax Character of Distributions” on page 2.) 3 Assumes that distributions have been reinvested through the Dividend Reinvestment Program (DRIP). 4 NAV and share price shown monthly until 7/31/07 and weekly and at month-end thereafter. MLP Investment Company (KYN) Total Return (NAV plus distributions) 9/28/04 to 12/31/13 $60 $55 Total Return since Inception3 = 186.5% $50 Annualized Return since Inception3 = 12.0% $45 17.38 17.38 16.79 $ $40 16.21 16.79 $ 3.71 $ 3.24 $ 15.64 $ $ $35 2.79 $ 4.19 13.51 14.55 15.09 $ $ $ 1.08 1.92 $ 2.35 $ 4.68 5.17 11.51 12.00 13.00 14.03 $ $ 1.50 $ $ 12.50 $30 0.25 0.66 $ $ $ $ 5.67 6.16 11.02 $ $ $ $ $ $ $ $ $ 6.66 10.54 $ 9.58 10.06 $ $25 $ 9.10 $ 8.14 8.62 $ $20 7.16 7.66 $ $ $15 34.13 $ $ 32.91 33.01 33.90 34.30 35.08 30.97 $ 31.40 30.07 30.92 $ $ $ 28.99 30.08 28.73 28.66 $ $ 25.27 25.19 26.63 25.48 26.48 27.37 $ $ $ $ 28.41 $ 28.00 26.67 $ 27.53 26.01 27.01 $ 26.38 $ 28.51 $ $ 23.70 23.91 $ 25.07 $ $ 25.09 23.96 $ $ $ $10 $ $ $ $ $ $ $ $ 20.13 22.23 21.90 $ $ $ 18.02 $ $ 17.04 $ $5 14.74 $ $ 14.84 $ $ $- 9/04 11/04 2/05 5/05 8/05 11/05 2/06 5/06 8/06 11/06 2/07 5/07 8/07 11/07 2/08 5/08 8/08 11/08 2/09 5/09 8/09 11/09 2/10 5/10 8/10 11/10 2/11 5/11 8/11 11/11 2/12 5/12 8/12 11/12 2/13 5/13 8/13 9/13 11/13 12/13 NAV Cumulative Distributions Share Price and NAV History4 9/28/04 to 12/31/13 $45 $40 NAV Share Price $35 $30 $25 $20 $15 $10 9/04 12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10 3/11 6/11 9/11 12/11 3/12 6/12 9/12 12/12 3/13 6/13 9/13 12/13 Premium/Discount to NAV4 9/28/04 to 12/31/13 40% 30% 20% 10% 0% -10% -20% 9/04 12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10 3/11 6/11 9/11 12/11 3/12 6/12 9/12 12/12 3/13 6/13 9/13 12/13 Calendar Year Returns as of 12/31/13 2005 2006 2007 2008 2009 2010 2011 2012 2013 NAV and distrib3 8.8% 26.3% 8.2% -51.7% 79.8% 36.7% 12.8% 3.6% 35.7% NAV only 2.6% 18.1% 1.9% -55.4% 61.9% 26.5% 5.1% -5.3% 28.9% Share price and distrib3 3.3% 44.9% -5.5% -39.8% 70.6% 35.8% 3.6% 6.1% 42.4% Share price only -2.6% 35.5% -11.0% -44.4% 53.6% 25.7% -3.5% -3.0% 35.2% Period Returns (Not annualized) as of 12/31/13 3 Mo. 6 Mo. 1-Yr 2-Yr 3-Yr 5-Yr Since Inception NAV and distrib3 5.4% 6.3% 35.7% 40.6% 58.6% 290.1% 186.5% NAV only 3.5% 2.7% 28.9% 22.1% 28.4% 163.0% 48.0% Share price and distrib3 13.2% 6.1% 42.4% 51.1% 56.5% 262.7% 208.6% Share price only 11.2% 2.5% 35.2% 31.2% 26.6% 144.5% 59.4% REVISED FACT SHEET

MLP Investment Company (KYN) Portfolio as of 12/31/13 Top 10 Holdings as of 12/31/13 Growth of Hypothetical $10,000 Investment 5 Enterprise Products Partners L.P. 9.3% NAV Share Price Midstream Other 2% Upstream MLP & Plains All American Pipeline, L.P. 5.6% Date and Distrib and Distrib Company 6% Income Trust 3% MarkWest Energy Partners, L.P. 5.6% Inception (9/28/04) $10,000 $10,000 Shipping Williams Partners L.P. 5.5% 12/31/04 10,233 10,000 MLP 3% Energy Transfer Partners, L.P. 5.5% 12/31/05 11,134 10,329 Kinder Morgan Management, LLC 5.5% 12/31/06 14,062 14,963 General Crestwood Midstream Partners LP 4.2% 12/31/07 15,213 14,136 Partner DCP Midstream Partners, LP 4.1% 12/31/08 7,346 8,508 MLP 3% Regency Energy Partners LP 3.6% 12/31/09 13,211 14,517 ONEOK Partners, L.P. 3.5% 12/31/10 18,064 19,717 52.4% 12/31/11 20,384 20,425 12/31/12 21,112 21,674 12/31/13 28,655 30,855 Midstream MLP 83% Tax Character of Distributions Quarterly Distributions per Share Nondividend $0.70 distributions $0.60 (Return of Qualified $0.50 0.61 5 0.58 0.595 Year Capital) dividends Total 0.50 0.50 0.50 5 0.51 0.55 0.565 $0.40 0.44 0.45 0.47 0.48 0.49 0.49 0.495 0.4975 0.48 0.48 0.48 0.48 0.48 0.48 0.48 0.485 0.49 0.4975 0.502 0.517 0.5275 0.5375 2005 91% 9% 100% $0.30 0.41 0.415 0.42 0.425 0.43 2006 100% 0% 100% 2007 95% 5% 100% $0.20 2008 100% 0% 100% . 0.25* $0.10 2009 100% 0% 100% $0.00 2010 56% 44% 100% 2011 36% 64% 100% 1/05 4/05 7/05 10/05 1/06 4/06 7/06 10/06 1/07 4/07 7/07 10/07 1/08 4/08 7/08 10/08 1/09 4/09 7/09 10/09 1/10 4/10 7/10 10/10 1/11 4/11 7/11 10/11 1/12 4/12 7/12 10/12 12/12 4/13 7/13 10/13 1/14 2012 26% 74% 100% Ex-Date 2013 33% 67% 100% 6 * Represents a partial payment of approximately 2 months 2014E [xx.]% [xx.]% 100% Information on Tax Character of Distributions Our distributions are treated as a taxable dividend (qualified dividends) to our common stockholders to the extent of our current and accumulated earnings and profits. If the distribution exceeds our current or accumulated earnings and profits, the distribution will be treated as a return of capital to our common stockholders to the extent of each stockholder’s basis in our common stock, and then the amount of a distribution in excess of such stockholder’s basis would be taxed as capital gain. Common stockholders will receive a Form 1099 from us and will recognize dividend income only to the extent of our current and accumulated earnings and profits. Because the cash distributions received from the MLPs in our portfolio are expected to exceed the earnings and profits associated with owning such MLPs, a portion of our distributions may be paid from sources other than our current and accumulated earnings and profits. The table above left summarizes the tax character of our distributions since inception. Sample Form 1099-DIV for each year can be found at www.kaynefunds.com/kyn/tax-information. 5 This table illustrates the growth of a hypothetical $10,000 investment in the fund’s common shares beginning on the inception date with all distributions reinvested through the Dividend Reinvestment Program (DRIP). Ending values as of the dates shown in the table. Performance does not reflect transaction fees or broker commissions. Past performance is no guarantee of future results. 6 This estimate is based on our estimated earnings and profits for fiscal 2014, which includes actual results for the first three months of the fiscal year and does not include a projection for any gains or losses on the sale of securities during the last nine months of fiscal 2014. The final determination of the tax character of our distributions will be made after our fiscal year-end when we can determine our actual earnings and profits for the full year. The final tax status of our distributions is dependent on our earnings and profits (inclouding gains and losses on the sale of securities) for the remainder of our fiscal year and and may differ substantially from this preliminary information. This material shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer or sale is not permitted. Past performance is not a guarantee of future results. An investment in the fund could suffer loss. Current performance may be lower or higher than that shown based on market fluctuations from the end of the reported period. Before making an investment in the fund, you should consider the investment objective, risks, charges and expenses of the fund, which, together with and other important information are included in the fund’s most recent prospectus and other filings with the SEC. There can be no assurance that the fund’s investment objectives will be attained. Shares of closed-end funds frequently trade at a market price that is below their net asset value. Leverage creates risks which may adversely affect return, including the likelihood of greater volatility of net asset value and market price of common shares, and fluctuations in dividend rates on any preferred shares. NOT FDIC INSURED NOT BANK GUARANTEED MAY LOSE VALUE FOR MORE INFORMATION: www.kaynefunds.com or call 1-877-657-3863 Kayne Anderson © 2014 KA Fund Advisors, LLC. All Rights Reserved. Fund Advisors

Kayne Anderson Fund Advisors Overview as of 12/31/13 Symbol KYN Exchange NYSE CUSIP 486606106 Inception Date 9/28/2004 NAV updates1 Thursdays & month end Total Assets $6,361 million Leverage $1,688 million Quarterly Distribution2 ($/share) $0.61 % of portfolio assets with Call Options 0.1% Objective KYN is a closed-end fund that invests principally in equity securities of energy-related master limited partnerships (MLPs). KYN’s objective is to obtain high after tax total returns for its shareholders. MLPs are publicly traded limited partnerships. Energy-related MLPs own domestic infrastructure assets that are used in the gathering, processing, transportation, storage, refining and distribution of energy-related commodities. Investment Merits MLP Sector Opportunity. MLPs provide steady distributions with attractive growth profiles. MLPs are expanding their asset bases to meet growing needs for energy infrastructure in the U.S. Attractive Fund Structure – KYN issues a Form 1099 (as opposed to K-1s issued by MLPs). – Suitable for IRAs, foundations and tax-exempt accounts, because unlike direct holdings in MLPs, KYN does not generate unrelated business taxable income (UBTI). Access to Private Investments. KYN provides access to private investment opportunities not available to retail investors. 1 Weekly NAVs are calculated as of close of business on Thursdays and posted to our website on Fridays after the market closes. Month-end NAVs are issued via press release and posted to the website within a few days of the end of the month. 2 Payable on 1/10/14 (ex-date 1/2/14) for the quarter ended 11/30/13. 3 Assumes that distributions have been reinvested through the Dividend Reinvestment Program (DRIP). 4 NAV and share price shown monthly until 7/31/07 and weekly and at month-end thereafter. MLP Investment Company (KYN) Total Return (NAV plus distributions) 9/28/04 to 12/31/13 $60 $55 Total Return since Inception3 = 186.5% $50 Annualized Return since Inception3 = 12.0% $45 17.38 17.38 16.79 $ $40 16.21 16.79 $ 3.71 $ 3.24 $ 15.64 $ $ $35 2.79 $ 4.19 13.51 14.55 15.09 $ $ $ 1.08 1.92 $ 2.35 $ 4.68 5.17 11.51 12.00 13.00 14.03 $ $ 1.50 $ $ 12.50 $30 0.25 0.66 $ $ $ $ 5.67 6.16 11.02 $ $ $ $ $ $ $ $ $ 6.66 10.54 $ 9.58 10.06 $ $25 $ 9.10 $ 8.14 8.62 $ $20 7.16 7.66 $ $ $15 34.13 $ $ 32.91 33.01 33.90 34.30 35.08 30.97 $ 31.40 30.07 30.92 $ $ $ 28.99 30.08 28.73 28.66 $ $ 25.27 25.19 26.63 25.48 26.48 27.37 $ $ $ $ 28.41 $ 28.00 26.67 $ 27.53 26.01 27.01 $ 26.38 $ 28.51 $ $ 23.70 23.91 $ 25.07 $ $ 25.09 23.96 $ $ $ $10 $ $ $ $ $ $ $ $ 20.13 22.23 21.90 $ $ $ 18.02 $ $ 17.04 $ $5 14.74 $ $ 14.84 $ $ $- 9/04 11/04 2/05 5/05 8/05 11/05 2/06 5/06 8/06 11/06 2/07 5/07 8/07 11/07 2/08 5/08 8/08 11/08 2/09 5/09 8/09 11/09 2/10 5/10 8/10 11/10 2/11 5/11 8/11 11/11 2/12 5/12 8/12 11/12 2/13 5/13 8/13 9/13 11/13 12/13 NAV Cumulative Distributions Share Price and NAV History4 9/28/04 to 12/31/13 $45 $40 NAV Share Price $35 $30 $25 $20 $15 $10 9/04 12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10 3/11 6/11 9/11 12/11 3/12 6/12 9/12 12/12 3/13 6/13 9/13 12/13 Premium/Discount to NAV4 9/28/04 to 12/31/13 40% 30% 20% 10% 0% -10% -20% 9/04 12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10 3/11 6/11 9/11 12/11 3/12 6/12 9/12 12/12 3/13 6/13 9/13 12/13 Calendar Year Returns as of 12/31/13 2005 2006 2007 2008 2009 2010 2011 2012 2013 NAV and distrib3 8.8% 26.3% 8.2% -51.7% 79.8% 36.7% 12.8% 3.6% 35.7% NAV only 2.6% 18.1% 1.9% -55.4% 61.9% 26.5% 5.1% -5.3% 28.9% Share price and distrib3 3.3% 44.9% -5.5% -39.8% 70.6% 35.8% 3.6% 6.1% 42.4% Share price only -2.6% 35.5% -11.0% -44.4% 53.6% 25.7% -3.5% -3.0% 35.2% Period Returns (Not annualized) as of 12/31/13 3 Mo. 6 Mo. 1-Yr 2-Yr 3-Yr 5-Yr Since Inception NAV and distrib3 5.4% 6.3% 35.7% 40.6% 58.6% 290.1% 186.5% NAV only 3.5% 2.7% 28.9% 22.1% 28.4% 163.0% 48.0% Share price and distrib3 13.2% 6.1% 42.4% 51.1% 56.5% 262.7% 208.6% Share price only 11.2% 2.5% 35.2% 31.2% 26.6% 144.5% 59.4% ORIGINAL FACT SHEET

MLP Investment Company (KYN) Portfolio as of 12/31/13 Top 10 Holdings as of 12/31/13 Growth of Hypothetical $10,000 Investment Enterprise Products Partners L.P. 9.3% NAV Share Price Midstream Other 2% Upstream MLP & Plains All American Pipeline, L.P. 5.6% Date and Distrib and Distrib Company 6% Income Trust 3% MarkWest Energy Partners, L.P. 5.6% Inception (9/28/04) $10,000 $10,000 Shipping Williams Partners L.P. 5.5% 12/31/04 10,233 10,000 MLP 3% Energy Transfer Partners, L.P. 5.5% 12/31/05 11,134 10,329 Kinder Morgan Management, LLC 5.5% 12/31/06 14,062 14,963 General Crestwood Midstream Partners LP 4.2% 12/31/07 15,213 14,136 Partner DCP Midstream Partners, LP 4.1% 12/31/08 7,346 8,508 MLP 3% Regency Energy Partners LP 3.6% 12/31/09 13,211 14,517 ONEOK Partners, L.P. 3.5% 12/31/10 18,064 19,717 52.4% 12/31/11 20,384 20,425 12/31/12 21,112 21,674 12/31/13 28,655 30,855 This table illustrates the growth of a hypothetical $10,000 Midstream MLP 83% investment in the fund’s common shares beginning on the inception date with all distributions reinvested through the Dividend Reinvestment Program (DRIP). Ending values as of the dates shown in the table. Performance does not reflect transaction fees or broker commissions. Past performance is no guarantee of future results. Tax Character of 2013 Distributions Quarterly Distributions per Share Return of capital 33% $0.70 Qualified dividends 67% $0.60 100% 0.61 $0.50 5 0.55 0.58 0.595 8 0.50 0.50 0.50 8 0.51 0.565 $0.40 0.43 0.44 0.45 0.47 0.4 0.49 0.49 0.495 0.4975 0.4 0.48 0.48 0.48 0.48 0.48 0.48 0.485 0.49 0.4975 0.5025 0.5175 0.5275 0.537 0.41 0.42 0.425 $0.30 0.415 $0.20 . 0.25* $0.10 $0.00 1/05 4/05 7/05 10/05 1/06 4/06 7/06 10/06 1/07 4/07 7/07 10/07 1/08 4/08 7/08 10/08 1/09 4/09 7/09 10/09 1/10 4/10 7/10 10/10 1/11 4/11 7/11 10/11 1/12 4/12 7/12 10/12 12/12 4/13 7/13 10/13 1/14 Ex-Date * Represents a partial payment of approximately 2 months This material shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer or sale is not permitted. Past performance is not a guarantee of future results. An investment in the fund could suffer loss. Current performance may be lower or higher than that shown based on market fluctuations from the end of the reported period. Before making an investment in the fund, you should consider the investment objective, risks, charges and expenses of the fund, which, together with and other important information are included in the fund’s most recent prospectus and other filings with the SEC. There can be no assurance that the fund’s investment objectives will be attained. Shares of closed-end funds frequently trade at a market price that is below their net asset value. Leverage creates risks which may adversely affect return, including the likelihood of greater volatility of net asset value and market price of common shares, and fluctuations in dividend rates on any preferred shares. NOT FDIC INSURED NOT BANK GUARANTEED MAY LOSE VALUE FOR MORE INFORMATION: www.kaynefunds.com or call 1-877-657-3863 Kayne Anderson © 2014 KA Fund Advisors, LLC. All Rights Reserved. Fund Advisors

Kayne Anderson MLP Investment Company Increases Distribution to $[0.61] per Share for Q1 2014

Houston, TX – March [13], 2014 – Kayne Anderson MLP Investment Company (the “Company”) (NYSE: KYN) announced today its quarterly distribution of $[0.61] per share for the quarter ended February 28, 2014. This distribution represents an increase of [2.5]% from the prior quarter’s distribution of $[0.595] per share and an increase of [10.9]% from the distribution for the quarter ended February 28, 2013. This represents the [thirteenth] consecutive quarterly increase by the Company.

The distribution will be payable on April [10], 2014 to common stockholders of record on April [6], 2014, with an ex-dividend date of April [2], 2014. It is anticipated that xx% of this distribution will be treated as a return of capital for tax purposes. This estimate is based on the Company’s anticipated fiscal 2014 earnings and profits and accumulated earnings and profits as of February 28, 2014 (including gains and losses on sales of securities during the three months ended February 28, 2014). The Company’s estimate does not include a projection of gains or losses on the sale of securities for the remainder of the fiscal year. The final determination of the tax character of the distribution will be made in early 2015 when the Company can determine its actual earnings and profits for the full year (including gains and losses on the sale of securities for the remainder of fiscal 2014) and may differ substantially from this preliminary information.

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Kayne Anderson MLP Investment Company is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, whose common stock is traded on the NYSE. The Company’s investment objective is to obtain a high after-tax total return by investing at least 85% of its total assets in energy-related master limited partnerships and their affiliates (collectively, “MLPs”), and in other companies that, as their principal business, operate assets used in the gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the Company’s historical experience and its present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; MLP industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in the Company’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Company’s investment objectives will be attained.

CONTACT:

KA Fund Advisors, LLC

Monique Vo, 877-657-3863

http://www.kaynefunds.com